Exhibit 99.1

Hailiang Education Announces Receipt of Nasdaq Notice of Deficiency for Delayed Filing of

Semi-Annual Financial Information for the Half Year Ended December 31, 2021 and Failure to

Hold an Annual Meeting of Shareholders

HANGZHOU, July 13, 2022 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education", the "Company" or "We"), an education and management services provider in China, today announced that on July 11, 2022, the Company received two notices of deficiency (each, a “Notice”, and collectively, the “Notices”) from the Listing Qualifications Department of The Nasdaq Stock Market (the “Nasdaq”), stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(2) and Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G) for continued listing, because the Company failed to timely file its semi-annual financial information for the half year ended December 31, 2021 on Form 6-K (the “1H 2022 6-K”) with the U.S. Securities and Exchange Commission (the “SEC”), and failed to hold an annual meeting of stockholders (the “2022 AGM”) within 12 months of the end of the Company's fiscal year end. The Notices have no immediate effect on the listing or trading of the Company’s securities.

Under Nasdaq rules, for the 1H 2022 6-K, the Company has 60 calendar days from the date of the Notice to submit a plan to regain compliance, and if Nasdaq accepts the Company’s plan, Nasdaq may grant an exception of up to 180 calendar days from the due date of the 1H 2022 6-K, or until December 27, 2022, to regain compliance. However, there is no assurance that Nasdaq will accept the Company’s plan for the 1H 2022 6-K to regain compliance, or that the Company will be able to regain compliance within any extension period granted by Nasdaq. The Notice further states that in determining whether to accept the Company's plan for the 1H 2022 6-K, Nasdaq will consider such things as the likelihood that the 1H 2022 6-K, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within Nasdaq’s review period, the Company’s overall financial condition and its public disclosures. If Nasdaq does not accept the Company’s plan for the 1H 2022 6-K, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

For the 2022 AGM, the Company has 45 calendar days to submit a plan to regain compliance with the Rules. If Nasdaq accepts the Company's plan for the 2022 AGM, Nasdaq may grant the Company an extension of up to 180 calendar days from the Company's fiscal year end, or until December 27, 2022, to regain compliance. The Notice further states that in determining whether to accept the Company's plan for the 2022 AGM, Nasdaq will consider such things as the likelihood that the annual meeting can be held within the 180-day period, the Company's past compliance history, the reasons for the delayed meeting, other corporate events that may occur during the review period, the Company's overall financial condition and its public disclosures. If Nasdaq does not accept the Company's plan for the 2022 AGM, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

The Company failed to file the 1H 2022 6-K with the SEC and failed to hold the 2022 AGM on a timely basis because it has been focusing its resources on its previously announced going private transaction (the “Privatization”), which is expected to close during the third quarter of 2022. If consummated, the Privatization would result in the Company becoming a privately held company and its American Depositary Shares would no longer be listed on the Nasdaq.

The Company is working diligently to file its 1H 2022 6-K and hold its 2022 AGM as soon as practicable and within the timeline prescribed by Nasdaq.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is an education and management service provider in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including, but not limited to the following: the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, the Company’s ability to file the 1H 2022 6-K and hold the 2022 AGM within the respective compliance period and regain compliance for continued listing under the Nasdaq Listing Rules, the Company’s ability to consummate the Privatization as planned, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com